UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20449

                                    FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                               Commission File Number: 001-04001

                             UNION CAMP CORPORATION
             (Exact name of registrant as specified in its charter)

                                1600 Valley Road
                            Wayne, New Jersey 07470
                                 (973) 628-2000
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                      Common Stock, Par Value $1 Per Share
                        Preferred Stock Purchase Rights
            (Title of each class of securities covered by this Form)

               8 5/8% Sinking Fund Debentures Due April 15, 2016
  (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)(i)       [X]        Rule 12h-3(b)(1)(i)       [ ]
       Rule 12g-4(a)(1)(ii)      [ ]        Rule 12h-3(b)(1)(ii)      [ ]
       Rule 12g-4(a)(2)(i)       [ ]        Rule 12h-3(b)(2)(i)       [ ]
       Rule 12g-4(a)(2)(ii)      [ ]        Rule 12h-3(b)(2)(ii)      [ ]
                                            Rule 15d-6                [ ]

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Union Camp Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                      UNION CAMP CORPORATION


Date: May 4 , 1999                    By: /s/ Dirk R. Soutendijk
                                         --------------------------------------
                                         Name:  Dirk R. Soutendijk
                                         Title: Vice President, General Counsel
                                                  and Secretary